OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Imperial Capital Bancorp, Inc.
Name of Issuer

Common Stock, $ .01 Par Value
Title of Class of Securities

CUSIP Number 452680101

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		106,400
Beneficially
Owned By Each	8	Shared Voting		382,600
Reporting Person
With			9	Sole Dispositive	106,400

			10	Shared Dispositive	382,600

11	Aggregate Amount Beneficially owned	489,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  9.01 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		205,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	205,300

11	Aggregate Amount Beneficially owned	205,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.78 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		177,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	177,300

11	Aggregate Amount Beneficially owned	177,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.27 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		177,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	177,300

11	Aggregate Amount Beneficially owned	177,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.27 %

14	Type of Reporting Person			00

















Item	1.	Security and Issuer

Imperial Capital Bancorp, Inc.
888 Prospect Street, Suite 110
La Jolla, California 92037

Imperial Capital Bancorp, Inc.
Common Stock

CUSIP Number	452680101


Item	2.	Identity and Background

Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525


c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.








Pleasant Lake Apts. Ltd. Partnership

Howard Amster is the 99.75 % owner of Pleasant Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership.

Pleasant Lake Apts. Corp. is the General Partner of Pleasant
Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake
Apts. Ltd. Partnership.

a)	Pleasant Lake Apts. Ltd. Partnership
b)	7530 Lucerne Drive, # 101
	Middleburg Heights, Ohio 44130

c)	Real Estate

d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

















Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased 106,400 common shares with personal funds without borrowing. The total consideration for the purchases is $ 1,099,009.85.

Amster Trading Company purchased 168,400 common shares and received PIK distributions of 36,900 common shares.
The purchases were with working capital without borrowing. The total consideration on 205,300 shares is $ 1,629,133.47.

Pleasant Lake Apts. Ltd. Partnership purchased 177,300 common shares with partnership funds without borrowing.
The total consideration for these purchases is $ 2,964,239.97.


Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Amster Trading Company
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;


d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.




Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 5,428,760 shares as referenced in the 10-Q for the quarterly period ending March 31, 2008.

(a)(b)	The aggregate amount owned by this Reporting Group is
489,000 shares or 9.01 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 106,400 shares or 1.96 % of the common outstanding shares.

Amster Trading Company owns 205,300 shares or
3.78 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 177,300 common shares or 3.27 % of the common outstanding shares.


c)	Description of Transactions

Purchases executed on a listed stock exchange as open market transactions excluding payment in kind
(PIK) distributions received by Amster Trading Company from a charitable remainder unitrust.

PIK priced at closing and included in
table.  Executing broker Bear Stearns
except where referenced differently.





Identity	Date	          Shares	Price
Howard 	11/09/07	  300	18.4168
Amster and 	12/10/07	4100	21.7961
Individual	12/11/07	1000	22.03
Retirement 	01/22/08	2000	14.432
Accounts	01/25/08	2300	15.727
		02/11/08	3000	23.388
		05/08/08	4100	13.00		Cheevers
		05/08/08        20100	13.4934
		05/09/08        11100	13.756
		05/28/08        15000	10.2143
		07/10/08        43400	  4.9489

Amster
Trading	11/01/07	6200	21.4747
Company	12/20/07        27700	18.13		PIK
		01/02/08	9200	16.65		PIK
		01/11/08	1200	14.5328
		07/07/08	2000	  4.999
		07/07/08        67300	  5.0438
		07/08/08        27800	  5.2315
		07/09/08        16200	  5.5325
		07/10/08        47700	  4.9489








Pleasant 	12/04/07	3116	20.7196
Lake Apts. 	12/05/07	2600	21.1019
Ltd. 		12/06/07	3000	21.0503
Partnership	12/07/07	1200	21.00
		01/04/08        10000	15.2674
		01/08/08        43484	15.7426
		01/09/08	9800	14.0792
		01/10/08        15000	14.8583
		01/11/08	3400	14.5328
		01/23/08        24000	14.5415
		02/07/08        40000	22.7545
		02/12/08	5000	23.303
		02/13/08	2500	23.5448
		07/07/08        14200	  5.0438



Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None

















Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		July 11, 2008



/s/
Howard Amster



/s/
Amster Trading Company
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Howard Amster,
Title:	President of Pleasant Lake Apts. Corp.
Its General Partner